                                                                    EXHIBIT 99.1




                                 March 31, 1998



Carrizo Oil & Gas, Inc.
14811 St. Mary's Lane, Suite 148
Houston, Texas  77079

Gentlemen:

                  At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold interests of Carrizo Oil & Gas, Inc. (Carrizo) as of December 31, 1997. The subject properties are located in the states of Louisiana and Texas. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future price and cost parameters.

                  The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. December 1997 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from December 1997 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.


                                 SEC PARAMETERS
                     Estimated Net Reserves and Income Data
                         Certain Leasehold Interests of
                             CARRIZO OIL & GAS, INC.
                             As of December 31, 1997
--------------------------------------------------------------------------------


                                                                       Proved
                                              ----------------------------------------------------
                                                       Developed                         Total
                                              ---------------------------------------
                                               Producing   Non-Producing  Undeveloped    Proved
                                              -----------   -----------   -----------  -----------
 NET REMAINING RESERVES
  Oil/Condensate - Barrels                        205,067        39,185      228,081       472,333
  Plant Products - Barrels                         74,769       119,012            0       193,781
  Gas - MMCF                                        4,330         3,806        2,843        10,979

INCOME DATA
  Future Gross Revenue                        $14,218,979   $10,638,011   $9,763,906   $34,620,896
  Deductions                                    3,205,343     2,112,227    2,846,179     8,163,749
                                              -----------   -----------   ----------   -----------
  Future Net Income (FNI)                     $11,013,636   $ 8,525,784   $6,917,727   $26,457,147

  Discounted FNI @ 10%                        $ 9,221,567   $ 5,373,375   $4,437,984   $19,032,926



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Carrizo Oil & Gas, Inc.
March 31, 1998
Page 2



                  Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet
(MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

                  The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for approximately 73 percent and liquid hydrocarbon reserves account for the remaining 27 percent of total future gross revenue from proved reserves.


RESERVES INCLUDED IN THIS REPORT

                  The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The definition of proved reserves is included in the section entitled "Definitions of Reserves" which is attached with this report.

                  The proved developed non-producing reserves included herein are comprised of shut-in and behind pipe categories. The various reserve status categories are defined in the section entitled "Reserve Status Categories (SEC)" which is attached with this report.

ESTIMATES OF RESERVES

                  In general, the reserves included herein were predominantly estimated by the volumetric method due to the limited production history of the wells considered in this study. However, performance methods were used in certain cases where characteristics of the data indicated this method was more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

                  The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

FUTURE PRODUCTION RATES

                  Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this



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Carrizo Oil & Gas, Inc.
March 31, 1998
Page 3



trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Carrizo.

                  In general, we estimate that future gas production rates limited by allowables or marketing conditions will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases.

                  The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

HYDROCARBON PRICES

                  Carrizo furnished us with prices in effect at December 31, 1997 and these prices were held constant except for known and determinable escalations. In accordance with Securities and Exchange Commission guidelines, changes in liquid and gas prices subsequent to December 31, 1997 were not taken into account in this report. Future prices used in this report are discussed in more detail in the section entitled "Hydrocarbon Pricing Parameters" which is attached with this report.

COSTS

                  Operating costs for the leases and wells in this report are based on the operating expense reports of Carrizo and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

                  Development costs were furnished to us by Carrizo and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage are significant. At the request of Carrizo, their estimate of zero abandonment costs after salvage value for onshore properties was used in this report. Ryder Scott has not performed a detailed study of the abandonment costs nor the salvage value and makes no warranty for Carrizo's estimate.

                  Current costs were held constant throughout the life of the properties.

GENERAL

                  While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Carrizo Oil & Gas, Inc.
March 31, 1998
Page 4



                  The estimates of reserves presented herein were based upon a detailed study of the properties in which Carrizo owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Carrizo has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Carrizo were accepted without independent verification. The estimates presented in this report are based on data available through November 1997.

                  Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

                  This report was prepared for the exclusive use and sole benefit of Carrizo Oil & Gas, Inc. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                   Very truly yours,

                                   RYDER SCOTT COMPANY
                                   PETROLEUM  ENGINEERS



                                   Michael F. Stell, P.E.
                                   Vice President
MFS/ag



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                             DEFINITIONS OF RESERVES



PROVED RESERVES  (SEC DEFINITION)

         Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalation based on future conditions.

         Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

         Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids.

         Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage.

         Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available.

                         RESERVE STATUS CATEGORIES (SEC)



         Reserve status categories define the development and producing status of wells and/or reservoirs.

PROVED DEVELOPED

         Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

         Developed reserves may be subcategorized as producing or non-producing using the SPE/WPC Definitions:

       Producing
       Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

       Non-Producing
       Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.

PROVED UNDEVELOPED

         Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are attributable to any acreage for which an application of fluid injection or other improved technique is contemplated, only when such techniques have been proved effective by actual tests in the area and in the same reservoir.



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                         HYDROCARBON PRICING PARAMETERS

                  SECURITIES AND EXCHANGE COMMISSION PARAMETERS



OIL AND CONDENSATE

                  Carrizo furnished us with oil and condensate prices in effect at December 31, 1997 and these prices were held constant to depletion of the properties. In accordance with Securities and Exchange Commission guidelines, changes in liquid prices subsequent to December 31, 1997 were not considered in this report.

PLANT PRODUCTS

                  Carrizo furnished us with plant product prices in effect at December 31, 1997 and these prices were held constant to depletion of the properties.

GAS

                  Carrizo furnished us with gas prices in effect at December 31, 1997 and with its forecasts of future gas prices which take into account SEC guidelines, current spot market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they make any allowance for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat lower than December 31, 1997 gas prices. For gas sold under contract, the contract gas price including fixed and determinable escalations, exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.